Filed Pursuant to Rule 433 Registration Statement No. 333-283969 Dated April 20, 2026

Market Linked Notes – Auto-Callable with Contingent Coupon and Principal Return at Maturity
Notes Linked to the Lowest Performing of the common stock of Dell Technologies Inc., the common stock of Micron Technology, Inc., the common stock of NVIDIA Corporation and the common stock of Palantir Technologies Inc. due May 1, 2031
Term Sheet to Preliminary Pricing Supplement dated April 20, 2026

Summary of Terms
Issuer:	The Toronto-Dominion Bank (the “Bank”)
Underwriters:	TD Securities (USA) LLC. and Wells Fargo Securities, LLC
Market Measures:
The common stock of Dell Technologies Inc., the common stock of Micron Technology, Inc., the common stock of NVIDIA Corporation and the common stock of Palantir Technologies Inc. (each referred to as an “Underlying Stock,” and collectively as the “Underlying Stocks”).

Pricing Date*:	April 29, 2026.
Issue Date*:	May 4, 2026.
Principal Amount and Original Offering Price:	$1,000 per note
Contingent Coupon Payments:
On each contingent coupon payment date the notes will pay a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the stock closing price of the lowest performing Underlying Stock on the related calculation day is greater than or equal to its coupon threshold price. Each “contingent coupon payment,” if any, will be calculated per note as follows: ($1,000 × contingent coupon rate) / 12.

Contingent Coupon Payment Dates:	Monthly, on the third business day following each calculation day; provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date.
Contingent Coupon Rate:	At least 10.15% per annum, to be determined on the pricing date
Automatic Call:
If the stock closing price of the lowest performing Underlying Stock on any of the calculation days from April 2027 to March 2031, inclusive, is greater than or equal to its starting price, the notes will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per note in U.S. dollars equal to the face amount plus a final contingent coupon payment. The notes will not be subject to automatic call until the twelfth calculation day, which is approximately twelve months after the issue date.

Calculation Days*:
Monthly, on the 28th day of each calendar month, commencing in May 2026 and ending April 2031. We refer to the calculation day scheduled to occur in April 2031 (expected to be April 28, 2031) as the “final calculation day.”

Call Settlement Date:	Three business days after the applicable calculation day.
Maturity Payment Amount (per note):	If the notes are not automatically called prior to the stated maturity date: $1,000 All payments on the notes are subject to the credit risk of the Bank.
Stated Maturity Date*:	May 1, 2031
Starting Price:	For each Underlying Stock, its stock closing price on the pricing date
Ending Price:	For each Underlying Stock, its stock closing price on the final calculation day
Coupon Threshold Price:	For each Underlying Stock, 70% of its starting price
Lowest Performing Underlying Stock:	For any calculation day, the “lowest performing Underlying Stock” will be the Underlying Stock with the lowest performance factor on that calculation day.
  *   Subject to change.
Summary of Terms (continued)
Performance Factor:	With respect to an Underlying Stock on any calculation day, its stock closing price on such calculation day divided by its starting price (expressed as a percentage).
Calculation Agent:	The Bank
Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount**:	Up to 3.325%; dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of up to 2.00%, and WFA may receive a distribution expense fee of 0.075%.
CUSIP / ISIN:	89115LSU3 / US89115LSU34
Material Canadian and U.S. Tax Consequences:	See the preliminary pricing supplement.
**
In respect of certain notes, we may pay a fee of up to $3.00 per note to selected securities dealers for marketing and other services in connection with the distribution of the notes to other securities dealers.

If the notes are not automatically called prior to stated maturity, you will not receive a positive return on the notes.
Any return on the notes will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Underlying Stock.
Our estimated value of the notes at the time the terms of your notes are set on the pricing date is expected to be between $905.00 and $940.00 per note. The estimated value is expected to be less than the public offering price of the notes. See “Estimated Value of the Notes” in the preliminary pricing supplement.
Preliminary pricing supplement:
http://www.sec.gov/Archives/edgar/data/947263/000114036126015531/ef20070906_424b2.htm

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision. The notes have complex features and investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-12 of the preliminary pricing supplement, “Risk Factors” beginning on page PS-5 of the product supplement MLN-WF-1 dated February 26, 2025 (the “product supplement”) and “Risk Factors” on page 1 of the prospectus dated February 26, 2025 (the “prospectus”). The notes are not a bank deposit and not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

Selected Risk Considerations
The risks set forth below are discussed in detail in “Selected Risk Considerations” in the preliminary pricing supplement, “Risk Factors” in the product supplement and “Risk Factors” in the prospectus. Please review those risk disclosures carefully.
•	Any Return On The Notes Will Be Limited To The Sum Of The Contingent Coupon Payments, If Any.
•	The Notes Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Notes.
•	The Notes Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If Another Underlying Stock Performs Favorably.
•
Your Return On The Notes Will Depend Solely On The Performance Of The Underlying Stock That Is The Lowest Performing Underlying Stock On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of A Better Performing Underlying Stock.

•	You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Stocks.
•
You May Be Fully Exposed To The Decline In The Lowest Performing Underlying Stock On The Final Calculation Day From Its Starting Price, But Will Not Participate In Any Positive Performance Of Any Underlying Stock.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.
•	You Will Be Subject To Reinvestment Risk.
•	Each Calculation Day (Including The Final Calculation Day) And The Related Call Settlement Date (Including The Stated Maturity Date) Is Subject To Market Disruption Events And Postponements.
•	Investors Are Subject To The Bank’s Credit Risk, And The Bank’s Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes.
•	The Estimated Value Of Your Notes Is Expected To Be Less Than The Original Offering Price Of Your Notes.
•	The Estimated Value Of Your Notes Is Based On Our Internal Funding Rate.
•	The Estimated Value Of The Notes Is Based On Our Internal Pricing Models, Which May Prove To Be Inaccurate And May Be Different From The Pricing Models Of Other Financial Institutions.
•	The Estimated Value Of Your Notes Is Not A Prediction Of The Prices At Which You May Sell Your Notes In The Secondary Market, If Any, And Such Secondary Market Prices, If Any, Will Likely Be Less Than The Original Offering Price Of Your Notes And May Be Less Than The Estimated Value Of Your Notes.
•	The Temporary Price At Which We May Initially Buy The Notes In The Secondary Market May Not Be Indicative Of Future Prices Of Your Notes.
•	The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect Secondary Market Prices.
•	There May Not Be An Active Trading Market For The Notes — Sales In The Secondary Market May Result In Significant Losses.
•	If The Price Of Any Underlying Stocks Change, The Market Value Of Your Notes May Not Change In The Same Manner.
•
Any Payments On The Notes And Whether The Notes Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	Investing In The Notes Is Not The Same As Investing In The Underlying Stocks.
•	Historical Prices Of The Underlying Stocks Should Not Be Taken As An Indication Of The Future Performance Of The Underlying Stocks During The Term Of The Notes.
•	The Notes May Become Linked To The Common Stock Of A Company Other Than An Original Underlying Stock Issuer.
•	We, The Agents And Our Respective Affiliates Cannot Control Actions By An Underlying Stock Issuer.
•	We, The Agents And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.
•	You Have Limited Anti-Dilution Protection.
•	The Notes Are Subject To Sector Concentration Risk.
•	Trading And Business Activities By The Bank Or Its Affiliates May Adversely Affect The Market Value Of, And Any Amount Payable On, The Notes.
•	There Are Potential Conflicts Of Interest Between You And The Calculation Agent.
•	TD Intends to Treat the Notes as Subject to Special Rules Governing CPDI for U.S. Federal Income Tax Purposes.
•	The Tax Consequences Of An Investment In The Notes Are Unclear.

The Bank has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.